EXHIBIT 99.2

ASX ANNOUNCEMENT

(ASX: NVX)

17 April 2024

Chairman’s 2024 AGM Address

I look forward to this event each year, as it provides an open forum to update our valued shareholders and address their questions. Following my address, Chris will provide an update on the business.

The Board and I are exceptionally proud of the accomplishments of the management team and NOVONIX in 2023, and so far in 2024. The company has built a strong foundation to grow the business supplying critical materials into the sizable developing markets to the EV and ESS battery markets in North America.

It has been a very active year filled with many milestones since our last AGM. The Company has been focused on four main priorities to advance our plans towards becoming a major supplier of synthetic graphite in the growing North American market.

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First, NOVONIX looks to maintain its industry-leading R&D efforts for battery materials.
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Second, NOVONIX is on track to scale its operations towards production targets by year-end.
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Third, the Company continues to secure additional Tier 1 partnerships and customers.
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Lastly NOVONIX is working to secure financing to scale our operations.

As I will cover, we feel the company has made significant operational and financial strides to deliver on the opportunities in front of the business and specifically on these four priorities.

The Company continues to maintain a leadership position at the forefront of technology in battery materials. We are excited about the contributions from our Battery Technology Solutions team from our cathode, hardware, services, and software teams. We continue to demonstrate the performance of high-nickel cathode materials, that utilized our all-dry, zero-waste process technology and our new cathode pilot line is being used to deliver samples to potential customers. Also, our agreement with Dr. Mark Obravac’s lab at Dalhousie University along with NOVONIX’s other R&D and joint development agreements and structures have shown strong strategic benefits to the company.

The Company has made excellent strides at our Riverside facility, both in validating our anode material product specifications with our proprietary graphitization furnaces and securing the DOE MESC grant funding towards our target of 20,000 tonnes per annum. The company has signed two supply agreements, whose commitments will be fulfilled from the Riverside facility in Chattanooga, Tennessee with KORE Power and Panasonic Energy.

In June of last year, NOVONIX signed a joint research and development agreement with LG Energy Solution to qualify its synthetic graphite and, if certain milestones are met, would become a 10-year offtake agreement. LG Energy Solution further supported this agreement with a $30 million investment in the form of a convertible note.

In the United States, the Inflation Reduction Act and the Bipartisan Infrastructure Law has provided many potential incentives to companies to build out a robust supply chain in the United

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

States. As we noted, NOVONIX was awarded US$100 million to support the installation of equipment and buildout of our Riverside facility in Chattanooga, Tennessee.

Further, NOVONIX was selected for US$103 million in the form of 48C investment tax credit under the competitive Qualifying Advanced Energy Project Allocation program for the Riverside plant. The 48C investment tax credit could potentially be monetized and has provided additional certainty to NOVONIX for our financing plans.

Separately, the Company continues to pursue funding from DOE’s Loan Program Office to help support our efforts to construct a new production facility with at least 30,000 tonnes per annum initial capacity.

The Company is focused on maximizing long term value for shareholders and the latest example is our announcement regarding our natural graphite resource at Mount Dromedary in Queensland’s northwest. We are excited about the prospects of the graphite markets, with NOVONIX’s focus squarely on synthetic graphite in the United States. In this context, the company reviewed how to best progress the Mount Dromedary asset. The proposed transaction to combine Mount Dromedary with the Burke and Corella natural graphite assets of Lithium Energy Limited (LEL) will enhance the scale and economics of these resources and provide a focused team for the development of a substantial natural graphite mine and business.

The combined projects will sit within a separate company, Axon Graphite, which will be the subject of a separate IPO with eligible NOVONIX and LEL shareholders being offered priority in the public offering of shares.

It is our view that Axon Graphite, with its sole focus on the development of these assets, provides the opportunity to attract new capital to enable the development of the resource. Importantly, NOVONIX will still maintain exposure to this high-grade natural graphite asset through its residual shareholding of between 22.22% and 25.87% in Axon Graphite depending in the amount raised in the IPO.

Global economies remain tenuous, as many governments attempt to balance taming inflation and simultaneously supporting the growth of domestic industries. Higher inflation rates and concerns of economic growth tempered expectations in the clean tech sector in 2023. NOVONIX and peers were not spared from these market pressures, however, geo-political pressures have shone a spotlight on the anode side of the battery and graphite specifically. In December of last year, China implemented export controls on graphite and we have witnessed significant fluctuations in supply as the market comes to grip with a single country’s control of over 90 percent of the graphite market. Following the implementation of the Inflation Reduction Act in the United States, billions of dollars of commitments for cell manufacturing plants have come forward and construction has now begun by many global leaders, like LGES and Panasonic Energy. NOVONIX stands poised in a unique position to help lead the localization of the supply chain in North America for synthetic graphite and the needs of the electrification trend and the need for battery materials.

Despite NOVONIX’s progress in 2023, our share price traded highly in line with the sector through the year. We have been pleased to see the market rebound in 2024 along with the accomplishments and progress NOVONIX’s has made towards being the first major producer of battery grade synthetic graphite in North America.

The Board believes NOVONIX has a sound strategy, and that management is executing well to deliver on our long-term goals. Chris and his team continue to educate the market as to the

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

opportunity that stands before NOVONIX and their commercial, operational, and financing progress. Importantly, if we continue to deliver against our 2024 focus items, the market will recognize NOVONIX as a leader in the battery materials sector and part of the solution to a large and growing market for battery materials in North America.

Lastly, I want to thank Zhanna Golodryga and Daniel Akerson for their service to the NOVONIX board of directors. Both have made valuable contributions to the company, drawing on their enormous senior executive experience and qualifications to help shape the strategic direction of the company and improve its governance

Also, I would especially like to thank Andrew Liveris who has been a director of our company almost from the beginning. He was not only a director at that early stage but also made a significant personal investment in what was a fledgling enterprise in a new and emerging industry. Andrew has taken the decision not to stand for re-election, partly due to his responsibilities as Chair of the Organising Committee for the 2032 Olympic Games to be held in Brisbane. But I am also very pleased to advise that Andrew will remain closely involved with, and supportive of, the company, as a special adviser to the Board and Executive. We are grateful for the opportunity to continue to work with Andrew and draw on his outstanding abilities and experience as a global corporate leader.

I would also like to welcome Suresh Vaidyanathan, who was put forward to replace Zhanna and represent Phillips 66, and Ms. Sharan Burrow to the Board, both have already provided keen insight and support. We have continued to focus on enhancing the independence of the board and ensuring that NOVONIX continues to attract and maintain the most effective mix of Board talent. We regularly engage in a review process to evaluate desired skill sets that strengthen governance, promote diversity of thought, and align with the evolving demands of our business.

Another important achievement of the company relates to the significant advances it has made in advancing its Environmental, Social and Governance (ESG) policies and reporting.

The company released its inaugural Sustainability Report in early March and has received positive feedback on the report. As a reminder, the oversight of the Company’s ESG program was placed under the governance structure of the Nominating & Corporate Governance Committee to tackle these important initiatives and the accountability to our stakeholders. The Board fully supports the well-thought out ESG efforts and looks forward to this journey to further formulate our policies and processes and develop a robust reporting framework.

As many are aware, NOVONIX received a strike against last year’s Remuneration Report, the board of directors and the remuneration committee took this to heart to examine the compensation structure in great detail. We took action on the current structure with the input from Aon Radford as the compensation consultant, and made the following improvements:

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we provided additional disclosure on short term incentive outcomes;
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for fiscal year 2024, executive long term incentive awards were decreased in size and are 100 percent based on performance hurdles;
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we made a reduction of the equity component of non-executive director remuneration by 50 percent; and
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we introduced minimum shareholding guidelines for the CEO and non-executive directors to ensure alignment with our shareholders.

All of these changes were discussed in detail in this year’s Remuneration Report.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

We were pleased to see the support from the shareholders that commented positively on these changes. We believe our policies will continue to evolve as we mature as a public company and allow us to attract and retain the best directors and employees given our operations are based in North America. I have spoken with other leaders of industry, including the EV and battery sector, and the challenge for talent and personnel is real. Specific skill sets and technical knowledge are needed at these companies, and ours, as we grow the industry to meet the battery demand to support renewable power and electrification efforts.

In closing, I am extremely proud of each key accomplishment we have seen at NOVONIX to build a thriving business supplying critical materials to the EV and ESS markets in the past year. The Board and I will continue to strive to ensure strong governance and are supportive of the actions of management. We continue to see execution of a well-laid-out plan to capture the tremendous opportunity in the battery sector. We believe 2024 will be another active year of milestones and look forward to being able to update our shareholders and the market. Thank you and I will now hand over to Chris Burns for his update.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements about the Company and the industry in which it operates. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this announcement include, among others, statements we make regarding our ability to maintain leadership in R&D efforts for battery materials, progress toward scaling our operations and meeting production targets, securing financing to scale operations and construct a new production facility, potentially monetizing the 48C investment tax credit, realizing the potential value of the combination of Mount Dromedary natural graphite assets with Lithium Energy Limited graphite assets and the initial public offering of Axon Graphite, our ability to help lead the localization of the North American supply chain for synthetic graphite, market recognition as a leader in the battery materials sector, the continuing development of ESG program, and our ability to attract and retain directors and employees. We have based such statements on our current expectations

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s most recent annual report on Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this announcement. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this announcement is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA